EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

Consolidated

(Thousands of Dollars)

	12 months ended September 30, 2005	Years Ended December 31
		2004	2003	2002	2001
Fixed charges, as defined:
Interest expense	$84,354	$84,746	$85,013	$96,005	$100,180
Amortization of debt expense and premium - net	7,982	8,301	7,972	8,861	5,639
Interest portion of rentals	1,584	2,443	4,452	6,140	5,140

Total fixed charges	$93,920	$95,490	$97,437	$111,006	$110,959

Earnings, as defined:
Income from continuing operations	$42,336	$35,614	$50,643	$42,174	$68,241
Add (deduct):
Income tax expense	23,487	21,592	35,340	34,849	40,585
Total fixed charges above	93,920	95,490	97,437	111,006	110,959

Total earnings	$159,743	$152,696	$183,420	$188,029	$219,785

Ratio of earnings to fixed charges	1.70	1.60	1.88	1.69	1.98
Fixed charges and preferred dividend requirements:
Fixed charges above	$93,920	$95,490	$97,437	$111,006	$110,959
Preferred dividend requirements (1)	—	—	1,910	4,387	3,878

Total	$93,920	$95,490	$99,347	$115,393	$114,837

Ratio of earnings to fixed charges and preferred dividend requirements	1.70	1.60	1.85	1.63	1.91

(1)	Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.